

RECEIVED

2005 JUN -2 A 10:14

OFFICE OF INTERNATIONAL
CORPORATE FINANCE



25 May 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per: Jill Mashado
Company Secretary

PROCESSED

JUN 0 2 2005

THOMSON
FINANCIAL


Bionomics
Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
25 May 2005

BIONOMICS' ACQUISITION OF ILIAD CHEMICALS

- **Acquisition of Iliad Chemicals to deliver advanced lead drug candidates in Bionomics' focus areas of central nervous system (CNS) disorders and cancer.**
- **Integration of Bionomics' biological expertise with Iliad's proprietary chemistry platform and chemistry team.**
- **Key plank in Bionomics' accelerated development strategy.**
- **Iliad Chemicals acquired for 40.9 million Bionomics shares, with potential milestone payment of a further 13.6 million shares.**
- **Bionomics completes A$6 million capital raising supported by Iliad shareholders.**

Bionomics Limited (ASX:BNO, BNOOA, US OTC: BMICY) announced today that it has agreed to acquire the unlisted Melbourne drug discovery company Iliad Chemicals Pty Ltd for $9 million in Bionomics scrip (at A$0.22 per Bionomics share), with a potential further $3m milestone payment in Bionomics scrip (also at A$0.22 per Bionomics share) if a current Iliad development product achieves an agreed clinical or commercial milestone. Further, Bionomics announced that it had completed a placement, subject to shareholder approval, to fund development programs in cancer and central nervous system (CNS) disorders.

The acquisition of Iliad will provide Bionomics with additional and more advanced series of potential drug candidates, thereby fast-tracking Bionomics' internal development programmes. The addition of Iliad's chemistry expertise and the preclinical development capabilities of recently acquired Neurofit, means that Bionomics will have an integrated product development process which the Board believes can rapidly generate high quality drug candidates. Bionomics expects to be able to identify and validate targets, create molecular leads and evaluate them for their ability to target the blood vessels associated with cancer. In addition, Bionomics also expects to be able to both create new molecules and evaluate existing molecules for their potential in treating various neurological diseases.

Bionomics' Chairman, Dr Peter Jonson, said that the Iliad acquisition is an important step towards Bionomics' aspirations to significantly grow Bionomics market capitalisation. "We said at the time we announced our growth plans that we would work towards having two Phase II and five pre-clinical programs in our portfolio by 2008. We expect the combined Bionomics and Iliad business to be well on the way to achieving that," Dr Jonson said.

Iliad uses its proprietary MultiCore® synthetic chemistry technology platform to discover and optimise new drugs. Like Bionomics, Iliad focuses on CNS disorders and cancer and has used the MultiCore® technology to generate compounds

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undergoing evaluation as lead drug candidates for the treatment of Multiple Sclerosis (MS) and to target blood vessels in cancer tumours.

Iliad has a series of molecules that target blood vessels involved in tumours that have demonstrated efficacy in an animal model and is expected to lead to drug candidates and the commencement of clinical trials in 2007. The combination of Bionomics' expertise in targeting angiogenesis (growth of new blood vessels) and Iliad's molecules targeting existing blood vessels is expected by Bionomics' to result in a comprehensive and complementary approach to develop new cancer treatments.

MS lead candidates are being developed by Iliad in collaboration with Walter and Eliza Hall Institute. The focus of the development work is on compounds which block potassium ion channels, a different target to other MS drugs attracting some international controversy of late and synergistic with Bionomics' CNS work with its ionX® discovery platform.

Bionomics' CEO and Managing Director, Dr Deborah Rathjen, described the combined Bionomics, Neurofit and Iliad business as a "fully integrated drug discovery and development company." "We will have comprehensive CNS and cancer drug target and validation platforms, proprietary drug targets, advanced screening capabilities and globally-competitive chemistry," she said.

Dr Rathjen said that the combined entity will have the potential to create partnerships through a number of avenues including licensing access to the chemistry or discovery platforms, through drug discovery partnerships and by licensing out validated targets and/or lead compounds.

Iliad founder and shareholder Dr Bernard Flynn will join Bionomics when the acquisition is completed. The other Iliad shareholders are Australian National University (ANU), from which the technology the company was founded on emanated, and venture capital investor Start-up Australia Ventures. Start-up Australia Ventures and ANU Investments have committed $2.9 million in funding towards the capital raising. Following the completion of the acquisition Dr George Jessup of Start-up Australia Ventures will join the Bionomics Board.

Start-up Australia Ventures' Dr George Jessup said that he and his fellow Iliad shareholders saw joining Bionomics as the best possible option to grow their business. "We could have taken the route that many other small Australian biotechs have done and floated the company. We have chosen this alternative of joining with Bionomics for two reasons. In the short term, the synergies are compelling and we believe the financial markets will recognize this. In the medium term, the drug development programs currently underway at Bionomics and the new programs brought by Iliad will be accelerated and well resourced. This will drive shareholder value and go a long way to delivering the aggressive growth strategy announced by Bionomics earlier this year," Dr Jessup said. "Bionomics is the perfect home for Iliad - the two companies focus on the same disease areas but each brings different but complementary skill sets to the table. The combined entity now has the breadth of product candidates, the technologies, the expertise, the contacts and the critical mass to make it a winner."

Bionomics was advised on the transaction by international life science advisory group, Intersuisse Bioscience Managers.

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The scrip-only acquisition is accompanied by a A$6 million placement to fund development programs in CNS and cancer. The placement to institutional and sophisticated investors was managed by Intersuisse Corporate Pty Ltd.

The acquisition and capital raising is subject to the approval of Bionomics' shareholders at a General Meeting to be held in late June.

The placement is for approximately 44.4 million new ordinary shares at an issue price of A$0.135 per share plus two free attaching options for every three new placement shares issued, exercisable into fully paid ordinary shares upon the payment of $0.22 per option on or before 31 January 2009.

Further information required by Listing Rule 3.10.3 in relation to the issue of shares for the acquisition of Iliad Chemicals Pty Ltd and the placement accompanies this announcement.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

About Bionomics Limited

Bionomics (ASX:BNO, BNOOA; US OTC:BMICY) discovers and develops innovative therapeutics, working with partners to maximise wealth for shareholders. The Company leverages its gene discoveries in epilepsy with its proprietary ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders, including anxiety. Angene™, Bionomics' angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. Bionomics utilises the unique attributes of the Angene™ platform for the discovery of drugs for the treatment of cancer. The Company is exploiting shorter-term revenue generating opportunities by out-licensing diagnostic applications of its intellectual property. Bionomics aims to generate exponential growth both organically and through acquisition.

For more information about Bionomics, visit www.bionomics.com.au

About Iliad Chemicals Pty Ltd

Iliad Chemicals is a drug discovery company which uses a novel synthetic chemistry to discover and optimise new drugs (the MultiCore® technology)

The MultiCore® technology is a new synthetic process which gives direct access to classes of drug-like compounds that have proven difficult to access using traditional methods. For example, a number of natural products, which are of interest in drug discovery, can now be synthesised efficiently using this breakthrough approach. MultiCore® enables Iliad to optimise such leads to give the best performance.

Iliad has two drugs in advanced preclinical development programs: a drug which targets cancer blood vessels and a drug for the treatment of multiple sclerosis.

For more information about Iliad visit: www.iliad.com.au

About Neurofit

Located in Strasbourg, adjacent to University Louis Pasteur, from which it originated in 1997, Neurofit's core business is the preclinical testing of developmental therapeutics for CNS disorders, including multiple sclerosis, using cellular and animal models. Its client base includes international pharmaceutical and biotechnology leaders

For more information about Neurofit visit: www.neurofit.com

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments, including, without limitation, statements made regarding Neurofit, Bionomics' drug discovery programs and diagnostic products are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

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LISTING RULE 3.10.3 INFORMATION

In accordance with Listing Rule 3.10.3, Bionomics provides the following details of the placement shares and options:

Class of Securities	FULLY PAID ORDINARY SHARES	LISTED OPTIONS
Number to be issued	Approximately 98,990,455. 40,909,091 (and potentially a further 13,636,364 on achievement of agreed clinical or commercial milestone) to Iliad shareholders for the acquisition of Iliad Chemicals Pty Ltd. Approximately 44,445,000 to participants in the placement.	Approximately 29,630,000 to participants in the placement.
Principal terms of securities	The shares will carry standard rights applicable to ordinary shares in the Company and will, from the date of issue, rank equally with fully paid ordinary shares currently on issue.	Exercise price: 22 cents. Exercise period: from issue to expiry on 31 January 2009.
Issue Price	$0.22 per share for the shares issued re the acquisition of Iliad Chemicals Pty Ltd. $0.135 per shares for the shares issued as part of the placement.	Nil.
Purpose of Issue	Shares for the acquisition of Iliad Chemicals Pty Ltd. Funds raised will support the development of drug candidates to treat cancer and multiple sclerosis and otherwise to meet ongoing working capital requirements.	Bonus 2 options for every 3 placement shares.
Shareholder Approval	The Company will seek shareholder approval prior to the issue of any of these securities.	The Company will seek shareholder approval prior to the issue of any of these securities.
Issue to Class	The issue is not being made to a class of security holders.	The issue is not being made to a class of security holders.